Shareholder Meeting Results (Unaudited)
iSHARES® TRUST

A special meeting of shareholders of iShares Trust was scheduled on July 14, 2005 and subsequently adjourned until August 11, 2005. All proposals were approved by the shareholders except as noted below. The proposals acted upon by shareholders at the special meeting and the results of the shareholder vote were as follows:

Proposal 1*
To elect the eight nominees specified below as Trustees of the Trust, each of whom will serve until his/her successor is duly elected or appointed and qualified.

Trustee	Votes For	Votes Withheld
Lee T. Kranefuss	647,047,151	12,010,432
John E. Martinez	647,057,342	12,000,240
Richard K. Lyons	647,782,813	11,274,769
George G.C. Parker	644,369,500	14,688,081
W. Allen Reed	647,251,696	11,805,888
Cecilia H. Herbert	647,073,394	11,984,192
Charles A. Hurty	647,183,684	11,873,899
John E. Kerrigan	647,826,001	11,231,583
Messrs. Kranefuss, Martinez, Lyons, Reed and Parker previously served as Trustees of the Trust and were re-elected. Ms. Herbert and Messrs. Hurty and Kerrigan were newly elected.

Proposal 2A
To approve a change to the Trust’s fundamental investment policy to simplify and conform each Fund’s investment restriction regarding issuing senior securities. The shareholders of the iShares Dow Jones U.S. Total Market and iShares Dow Jones Select Dividend Index Funds did not approve this proposal.

iShares Index Fund	Votes For	Votes Against	Votes Abstaining	Broker Non-Votes **
Dow Jones U.S. Total Market	1,950,850	118,465	102,394	1,568,871
Dow Jones U.S. Energy Sector	3,147,277	65,567	108,337	1,237,706
Dow Jones U.S. Healthcare Sector	6,989,247	148,178	136,331	2,374,018
Dow Jones U.S. Technology Sector	3,799,068	99,521	101,102	1,222,001
Dow Jones U.S. Telecommunications Sector	5,624,452	55,640	116,387	2,133,958
Dow Jones U.S. Utilities Sector	3,618,099	83,804	139,626	1,249,134
Dow Jones Select Dividend	27,392,288	818,495	972,194	26,140,310
Dow Jones Transportation Average	966,346	46,736	17,520	126,228

Proposal 2B
To approve a change to the Trust’s fundamental investment policy to simplify and conform each Fund’s investment restriction regarding the making of loans. The shareholders of the iShares Dow Jones U.S. Total Market and iShares Dow Jones Select Dividend Index Funds did not approve this proposal.

iShares Index Fund	Votes For	Votes Against	Votes Abstaining	Broker Non-Votes **
Dow Jones U.S. Total Market	1,923,292	145,304	103,114	1,568,870
Dow Jones U.S. Energy Sector	3,112,675	100,997	107,510	1,237,705
Dow Jones U.S. Healthcare Sector	6,948,758	186,972	138,025	2,374,019
Dow Jones U.S. Technology Sector	3,780,921	119,866	98,904	1,222,001
Dow Jones U.S. Telecommunications Sector	5,586,272	92,063	118,144	2,133,958
Dow Jones U.S. Utilities Sector	3,606,477	94,519	140,533	1,249,134
Dow Jones Select Dividend	27,199,506	997,384	986,087	26,140,310
Dow Jones Transportation Average	965,323	48,219	17,060	126,228

Proposal 3
To approve a change in the classification of the investment objectives of certain Funds from fundamental to non-fundamental. The shareholders of the iShares Dow Jones U.S. Total Market Index Fund did not approve this proposal.

iShares Index Fund	Votes For	Votes Against	Votes Abstaining	Broker Non-Votes **
Dow Jones U.S. Total Market	1,906,186	161,532	103,992	1,568,870
Dow Jones U.S. Energy Sector	3,069,588	135,858	115,735	1,237,706
Dow Jones U.S. Healthcare Sector	6,683,630	445,502	144,623	2,374,019
Dow Jones U.S. Technology Sector	3,513,253	385,143	101,295	1,222,001
Dow Jones U.S. Telecommunications Sector	5,473,022	203,189	120,268	2,133,958
Dow Jones U.S. Utilities Sector	3,535,531	164,637	141,361	1,249,134

*  Denotes Trust-wide proposal and voting results.
**
Broker non-votes are proxies received by the Fund from brokers or nominees, who did not receive instructions from the beneficial owner or other persons entitled to vote, and who have no discretionary power to vote on a particular matter. Broker non-votes have the effect of a vote against the proposal.